EXHIBIT 23.3

CONSENT OF NATHAN ASSOCIATES, INC.

We hereby consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 333-222841 on Form S-8 pertaining to the Ashland Global Holdings Inc. 2021 Omnibus Incentive Compensation Plan and the Ashland Global Holdings Inc. 2018 Omnibus Incentive Compensation Plan (the “Registration Statement”) of our being named in the Ashland Global Holdings Inc. Annual Report on Form 10-K for the year ended September 30, 2020, in the form and context in which we are named. We do not authorize or cause the filing of such Registration Statement and do not make or purport to make any statement other than as reflected in the Registration Statement.

/s/ Jessica Horewitz
Nathan Associates, Inc.

By: Jessica Horewitz
Date:  February 19, 2021